Exhibit (a)(5)(xxxxii)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE GENENTECH, INC. STOCKHOLDERS LITIGATION	CONSOLIDATED CIVIL ACTION NO. 3911-VCS

SUPPLEMENT TO THE CONSOLIDATED CLASS ACTION COMPLAINT

Pursuant to Chancery Court Rule 15(d), Co-Lead Plaintiffs Alameda County Employees’ Retirement Association, City of Edinburgh Council as Administering Authority for the Lothian Pension Fund, and Montgomery County Employees’ Retirement Fund (“Co-Lead Plaintiffs”) hereby supplement the Consolidated Class Action Complaint (“Complaint”) in this action to include transactions, occurrences, and events that have happened since the filing of the Complaint.

A.  Summary of the Supplement

1.           On February 9, 2009, defendant Roche Holdings, Inc. (“Roche”), caused its wholly-owned subsidiary, defendant Roche Investments USA, Inc. (“Roche Investments,” which shall be included herein in the definition of “Roche”), to commence a tender offer to acquire all outstanding shares of Genentech, Inc. (“Genentech” or the “Company”) that it does not already own in exchange for $86.50 per share (the “Offer”).  Through the Offer, Roche seeks to cash out Genentech’s minority stockholders at a grossly inadequate price, and before anticipated release in April 2009 of clinical trial results for the Company’s flagship cancer drug Avastin, under the pretense that Genentech’s minority stockholders have a free choice whether to accept or reject the transaction.  However, the Offer is both structurally coercive and entirely unfair on its face, and is made more so by Roche’s materially misleading disclosures concerning the Offer.  Injunctive relief from the Court is warranted.

2.           The Offer is materially misleading and both structurally coercive and entirely unfair on its face.  As alleged herein, the Offer is materially misleading, as it misstates the unambiguous merger process requirements of the Affiliation Agreement (defined herein).  The Offer also is wrongfully coercive, as, given the merger process requirements of the Affiliation Agreement, Roche cannot now commit unilaterally to consummate a short-form merger at a price certain promptly after closing the Offer.  The coercion is heightened by Roche’s statements in the Offer that it intends to increase its influence over the Company if Roche does not acquire the entire equity interest of Genentech.  Injunctive relief from the Court is warranted.

3.           For a majority shareholder proposing a going-private transaction to be accomplished through a tender offer/second-step merger to avoid the careful scrutiny of the “entire fairness” test, the transaction must not be coercive, and there must be full disclosure.  The transaction is coercive and subject to entire fairness review unless (i) the tender offer is subject to a non-waivable majority of the minority condition, (ii) the controlling stockholder has committed to consummate a prompt second-step short-form merger pursuant to 8 Del. C. §253 (“Section 253”) if the tender increases ownership above 90%, (iii) the controlling stockholder has made no threats of retribution if the transaction is not completed, and (iv) the independent directors are given complete discretion and sufficient time to respond to the tender offer.  Because Roche’s going-private plan, as contemplated by the Offer, does not meet all these criteria, it is necessarily coercive and subject to the entire fairness test.  To be sure, Roche cannot, because of its contractual obligations under the Affiliation Agreement, promise Genentech’s minority shareholders that a prompt Section 253 merger will take place at at least the $86.50 Offer price.  Accordingly, the Offer should be enjoined unless and until (i) the terms thereof are entirely fair to Genentech’s minority stockholders and (ii) Roche has made full material disclosures concerning the Offer.

4.           Under In re Pure Resources, Inc. Stockholders Litigation, 808 A.2d 421, 435-438 (Del. Ch. 2002), the rationale for eliminating the entire fairness test where a controlling stockholder utilizes a tender offer followed by a second-step Section 253 merger is that, assuming full disclosure, the combined transaction does not coerce minority stockholders to tender their stock.  A key factor in dispensing with entire fairness is that neither the tender offer nor the short-form merger requires any action by the subsidiary’s board aside from stating its position on the Tender Offer on Schedule 14D-9. Moreover, the second-step merger under the rubric of Pure Resources necessarily involves neither a stockholder meeting nor a stockholder vote because the Section 253 short-form merger can be effected by the controlling stockholder itself.  Stated differently, that the terms of a second-step merger are certain and not subject to negotiation or vote renders the going-private transaction non-coercive.

5.           Because Roche’s Offer and proposed second-step merger are subject to contractual terms that require “dealing” as to a minority stockholder vote, action by independent Genentech directors to select investment bankers, and price terms based on the average mean of the range of fair values determined by those bankers, the transaction implicates the entire fairness standard.  The affiliation agreement by and between Roche and Genentech dated July 22, 1999, as amended (the “Affiliation Agreement”), precludes Roche from effecting a second-step merger “without a formal process.” Indeed, the Affiliation Agreement precludes a unilateral Section 253 short-form merger without a process as the second-step merger here.  Roche admits in its SEC filings concerning the Offer that “[t]he Affiliation Agreement provides additional protections to unaffiliated stockholders in connection with a second-step merger.” Because the

Affiliation Agreement prescribes a process, particularly one that, prior to the process provided by Section 4.02 of the Affiliation Agreement, provides no certainty regarding the terms of a second-step merger, Roche’s Offer and its plan to acquire all of Genentech’s publicly held minority stock must be entirely fair to Genentech’s minority stockholders.

6.           An effect of these provisions is to require a vote on the second-step transaction even if Roche acquires more than 90% of Genentech’s stock in the first-step tender.  As a result, Roche’s disclosures concerning the Offer, describing the second-step merger, are false and misleading and are likely to confuse stockholders that are making a decision whether to tender their stock.

B.  Additional Parties

7.           Co-Lead Plaintiffs file this Supplement against all Defendants named in the Complaint, and against newly-added defendant Roche Investments USA, Inc., a Delaware corporation and wholly-owned subsidiary of Roche, formed for the purpose of pursuing the Offer and taking Genentech private.

C.  Procedural History Prior to Roche’s Offer

8.           This Action was commenced on July 22, 2008, after Roche announced on July 21, 2008 that it intended to acquire the remaining shares of Genentech that it did not already own for $89.00 per share.  The operative Complaint was filed on August 18, 2008.  In the Complaint, Co-Lead Plaintiffs allege, inter alia, that certain provisions of the Affiliation Agreement and of Genentech’s Amended and Restated Certificate of Incorporation, as amended (the “Restated Certificate”), are invalid because they conflict with Delaware law and Genentech’s bylaws, and because such provisions preclude Roche and Genentech’s directors from fulfilling their respective fiduciary duties to Genentech’s public stockholders in connection with a business combination between the two companies.  Genentech formed a committee of independent directors to negotiate with Roche (the “Special Committee”), and the Special Committee rejected Roche’s $89.00 per share offer as significantly undervaluing the Company.

9.           On September 24, 2008, Co-Lead Plaintiffs, Roche, and Roche’s designees to Genentech’s board of directors (the “Board”) entered into a Stipulation and Agreement Resolving Certain Issues (the “Stipulation”).  The Stipulation provides, generally, that certain provisions of the Affiliation Agreement and Restated Certificate would not prevent Genentech’s independent directors from fairly considering a business transaction with Roche or from fulfilling their fiduciary duties to safeguard the best interests of Genentech’s minority stockholders.  Furthermore, the Stipulation provides that section 4.02 of the Affiliation Agreement (“Section 4.02”) shall not be construed “to eliminate or limit the statutory and common law requirements for the consummation of a business combination involving a controlling stockholder, such as Roche.”  The Court entered the Stipulation as an Order on September 26, 2008.

D. Subsequent Public Disclosures Pertinent to Roche’s Merger Negotiations with Genentech

10.           Throughout the remainder of 2008, little information was publicly disclosed concerning Roche’s plan to take Genentech private.  In October 2008, Roche stated that it remained committed to a transaction and that it aimed to reach an agreement with Genentech.  Then, approximately three months later, on January 9, 2009, the Financial Times reported that Roche was preparing to raise its bid for Genentech to $95.00 per share.

11.           Despite public silence from the two companies regarding Roche’s going-private plan, news concerning Genentech’s financial successes and of the rosy prospects for its drug pipeline has been abundant.  Throughout the second half of 2008 and beginning of 2009,

Genentech released positive financial reports for its 3Q08 and FY08.  On October 14, 2008, Genentech issued a press release in which it disclosed that its product sales, operating revenue, and net income all achieved double-digit percentage increases over corresponding 3Q07 figures.  Similarly, on January 15, 2009, Genentech published a press release announcing its FY08 financial results.  As with the 3Q08 results, FY08 product sales, operating revenue, net income, and earnings per share all achieved double-digit increases over FY07 figures.  In connection with its FY08 results, Genentech announced that it expects its non-GAAP FY09 earnings per share to be in the range of $3.55-$3.90, substantially higher than analysts’ consensus estimates of $3.43.

12.           In addition to financial success, Genentech has also issued numerous press releases announcing the continued successes in clinical trials of key products, such as Avastin, Rituxan, and Tarceva, each of which realized double-digit percentage increases in sales in FY08 over FY07.  Together, these three products generated more than $5.7 billion in revenue for Genentech in FY08.

13.           Genentech’s financial success, and the rosy expectations for its products, has placed Roche in a precarious negotiating position.  As the headline of a January 23, 2009 article published by The Wall Street Journal (“The Journal”) reads: “Roche Faces Big Decision On Genentech Bid As Key Data Loom”.  According to The Journal, clinical trial data regarding Genentech’s flagship cancer drug Avastin is likely due in mid-April, “and the results are considered a success.” Thus, as The Journal reported, Roche risks paying significantly more than the already rejected offer of $89 a share.

14.           Roche, the majority stockholder of Genentech and with three designees on the Genentech Board, is no doubt already aware of Avastin’s impact on Genentech’s value.  More importantly, Roche is aware of non-public information concerning the clinical trial successes of

Avastin and other Genentech products.  Armed with this information, and fully appreciative of the risks inherent in waiting for Avastin’s trial results to become public, Roche announced on January 30, 2009 that it intended to commence a cash tender offer for all outstanding publicly-held shares of Genentech at $86.50 per share.  This announcement telegraphed Roche’s strategy to acquire Genentech: coerce Genentech’s public stockholders into accepting $86.50 per share while public knowledge of Avastin’s future success remains incomplete.

E. Roche Commences the Tender Offer

15.           On February 9, 2009, Roche commenced the Offer to purchase the minority percentage of Genentech common stock that Roche does not already own in exchange for $86.50 per share.  In connection with the commencement of the Offer and Roche’s solicitation of Genentech common stockholders to tender their shares in the Offer, Roche filed with the SEC a Schedule TO (the “TO”) that describes the terms of the Offer.  The Offer is scheduled to close on March 12, 2009.

F. Roche’s Offer and Plan to Subsequently Acquire All of Genentech’s Stock

16.           Roche’s objective is to acquire total control of the Company through the Offer.  As the TO states, the “purpose of the Offer is to acquire as many of the publicly-held Shares as possible as a first step in acquiring the entire equity interest in the Company.”

17.           Roche’s stated preference is to acquire in the Offer enough shares such that its ownership in the Company after the Offer closes will exceed 90%, an ownership threshold that ordinarily would itself enable Roche to effectuate a short-form merger pursuant to Section 253 to squeeze out any remaining public stockholders at a price unilaterally determined by Roche.  According to the TO, “If, following the consummation of the offer the Roche Group owns 90% or more of the outstanding Shares, we intend to consummate, as soon as reasonably practicable, a second-step merger with the Company in which all remaining public stockholders would receive the same price per Share as was paid in the Offer, without interest, subject to compliance with the Affiliation Agreement ....”

18.           However, failure to acquire 90% of the Company’s will not deter Roche’s dreams of unilateral control.  According to the TO, the Offer is conditioned upon, among other things, “there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the outstanding Shares, excluding Shares owned by the Roche Group, the officers, directors and controlling stockholders of [Roche] and the officers and directors of the Company (the “Majority of the Minority Condition”).” According to the TO, Roche owns 587,189,380 of the Company’s 1,052,033,529 outstanding common shares, or 55.8%.  Furthermore, Company officers and directors own 60,600 (of which members of the Special Committee own 29,500) shares of Genentech common stock, not including shares issuable upon exercise of employee stock options.  Thus, Roche will satisfy the Majority of the Minority Condition if it purchases 232,391,775 shares of Company common stock in the Offer.

19.           To ensure total control over Genentech, Roche has stated that it “currently intend[s] to exercise [its] right to obtain proportional representation on Genentech’s board of directors when we purchase shares in the offer.” Pursuant to the Company’s bylaws, Roche is entitled to appoint to the Board a certain number of directors proportionate to Roche’s percentage ownership of Genentech common stock, rounded up to the nearest whole number.  Presently, and historically, only three Roche designees sit on the Board despite the fact that Roche’s holdings entitle it to appoint four directors.  Roche currently has seven directors.

20.           If the Offer closes (i.e., the Majority of the Minority Condition is met), Roche will control at least 77.9% of the Company’s common stock.  Pursuant to the Company’s bylaws,

Roche will cause the number of directors to increase to nineteen members.  Thereafter, Roche will appoint fifteen directors to the Board should the Offer close to achieve proportionate representation while still satisfying the bylaw requirement that the Board at all times include at least one executive officer of the Company and three Independent Directors (i.e., individuals not related to Roche).

G. The Terms of the Tender Offer Violate Delaware Law

(1)	Roche Cannot Guarantee a Second-Step Merger in Accordance with Section 253

21.           Section 4.02 prescribes a clear procedure by which Roche admits any merger between Roche and Genentech must be conducted:

Roche agrees to require, as a condition to consummation of any merger of the Company with Roche or an affiliate of Roche or a sale of all or substantially all of the assets of the Company to Roche or an affiliated of Roche, that (i) such merger or sale receive the favorable vote of a majority of the shares of Common Stock voted at any meeting or adjournment thereof not beneficially owned by Roche and its affiliates, provided that no PERSON (as such term is defined in Section 16(a) of the 1934 Act) or GROUP (as defined in Section 13(d) of the 1934 Act) shall be entitled to cast more than 5% of the votes cast at such meeting, or, in the event such a favorable vote is not obtained, (ii) the value of the consideration to be received by the holders of Common Stock other than Roche and its affiliates in connection with such merger or sale shall be equal to or greater than the average of the means of the ranges of fair values for the Common Stock as determined by two Investment Banks.  (Emphasis added.)

Section 4.01 of the Affiliation Agreement defines “Investment Bank” as an investment bank of nationally recognized standing appointed by a committee of Independent Directors.

22.           The clear and unambiguous language of Section 4.02 states that any merger between Roche and Genentech, necessarily including a merger in the event Roche acquires 90% of Genentech’s stock, must first be submitted to a vote of the then-outstanding minority stockholders of the Company.  For the Offer to be non-coercive, Roche must, among other things, guarantee a prompt second-step merger at the same price as offered in the Offer.  Roche cannot commit unilaterally to effecting a back-end merger at a price certain because Roche cannot guarantee that the Section 4.02 vote will be achieved.  This fact alone eliminates Roche’s ability to conduct a “prompt” Section 253 merger following the Offer.

23.           Indeed, by having contractually bound itself to the process prescribed in Section 4.02, it is now impossible for Roche unilaterally to conduct a short-form merger pursuant to Section 253 or to commit to a Section 253 merger at the same price as or no lower than that offered in the Tender Offer.

24.           Furthermore, Section 4.02(i) disenfranchises Genentech’s minority stockholders by limiting the number of shares they may vote for or against the second-step merger to 5% of the votes cast.  This abolition of stockholder franchise violates 8 Del. C. §212(a) and Genentech’s bylaws, and is not entirely fair to Genentech’s minority stockholders.  Even assuming, arguendo, that Section 4.02 is valid under Delaware law (which it is not in the abstract), this fact renders the Offer coercive.  First, minority stockholders who own a significant number of shares will be coerced into tendering because they may be disenfranchised in the vote on the second-step merger.  Moreover, the minority stockholders cannot tell who will or will not be entitled to vote under Section 4.02 and therefore cannot gauge how meaningful the vote on the merger would be.  Second, the limitation on shareholder franchise makes it more likely that the price of any second-step merger will be determined by Investment Banks rather than by stockholder vote.  Third, as discussed below, the misleading disclosure in Roche’s TO misrepresents that Roche can dispense with the majority of the minority vote and simply have the merger at a price set by the Investment Banks.  Thus, the minority stockholders are coerced by being told they may have no say on the merger.

25.           According to the plain language of Section 4.02, only in the event that a majority of Genentech’s minority stockholders reject a proposed merger may Roche then force a merger at a price determined to be equal to or greater than the average of the means of the ranges of fair values for the Common Stock as determined by two Investment Banks.  Under the terms of the Affiliation Agreement, the Investment Banks must each be an investment bank of nationally recognized standing appointed by a committee of Genentech’s independent directors.

26.           As disclosed in the TO, Roche will exercise its right to obtain proportional representation on the Board upon purchase of shares in the Offer and will thereafter control fifteen of nineteen directors.  The bylaws call for the presence of at least three “Independent Directors” on the Board at all times, and Section 4.02 calls for a committee of “Independent Directors” to select the Investment Banks utilized in the second step.  However, by exercising its right to proportional representation, Roche will effectively control the selection process for independent directors and have the option of removing the current independent directors, who have thus far rejected Roche’s $89 per share offer and proposed that Roche offer $112 per share.

27.           According to the bylaws, each of the Independent Directors must be nominated by the approval of a majority of the nominating committee of the Board, which shall at all times have three members: two Roche designees and one Independent Director.  Genentech’s Board is declassified.  Thus, Roche controls which Independent Directors will be nominated as Board members and presented to the Company’s minority stockholders for election at the Company’s annual meeting.  Historically, each year Genentech has published its annual proxy statement soliciting stockholder votes for directors in mid- to late-March.  The Offer is scheduled to close on March 12, 2009.

28.           The practical effect of Roche’s desire to close the Offer and achieve proportionate representation on the Board is that Roche may gain the practical ability, to control the selection of the “Independent Directors,” and thereby to control the selection of the Investment Banks.

29.           Roche has not assured, and cannot guarantee, the Company’s minority stockholders that the price per share in any second-step merger will equal at least the $86.50 per share consideration in the Offer.  To be sure, the TO states only that Roche intends to consummate, as soon as reasonably practicable, a second-step merger with the Company in which all Genentech shares will be cashed out “in an amount equal to the price per Share paid in the Offer .... subject to compliance with the Affiliation Agreement.”

30.           Pursuant to Section 4.02, Roche is obligated to conduct the second-step merger at a price equal to or greater than the price determined by the Investment Banks.  To be sure, the average of the means of the bankers’ fair value ranges may exceed $86.50 per share and require a different merger price.  Alternatively, knowing full-well that the minority stockholders who do not tender their shares in the Offer at $86.50 per share will not vote in favor of a second-step merger at the same price, Roche attempts to coerce Genentech’s minority stockholders into tendering their shares in the Offer for $86.50 by failing to provide certainty about the process by which the second-step merger will be accomplished and at what price.

31.           In any event, Roche simply cannot know the price at which a second-step merger can be effected following the Offer, prior to the process required by the Affiliation Agreement, rendering the Offer coercive and subject to entire fairness scrutiny.

32.           Moreover, the Offer is subject to a financing condition, and Roche needs $42.1 billion to finance the Offer and the second-step merger.  Roche has not demonstrated that it will have enough money even to finance the second-step merger.

33.           Roche further attempts to coerce the Genentech minority stockholders into tendering their shares in the Offer by materially misstating the procedure of Section 4.02.  The language of Section 4.02 is unambiguous: any merger between Roche and Genentech, necessarily including a merger after Roche has acquired 90% of Genentech’s outstanding stock, must be submitted to a vote of Genentech’s minority stockholders.  Only if the merger is rejected by the stockholders may Roche force the merger upon the stockholders at a price to be determined by the Investment Banks.  Notwithstanding the clear requirements of Roche’s own contract with Genentech, Roche maintains that the prongs of Section 4.02 are mutually-exclusive, and that Roche may conduct the second-step merger under either prong at Roche’s election.  As stated in the TO,

The Affiliation Agreement provides additional protections to unaffiliated stockholders in connection with a second-step merger.

•  The Affiliation Agreement requires that the merger must satisfy one of the following two requirements:

•  the merger receives the favorable vote of a majority of the Shares voted at any meeting or adjournment thereof not beneficially owned by the Roche Group (with no person or group entitled to cast more than 5% of the votes cast at the meeting) or

•  the value of the consideration to be received by the public stockholders in the merger must be equal to or greater than the average of the means of the ranges of fair values for the Shares as determined by two investment banks of nationally recognized standing appointed by a committee of the Company’s independent directors.

•  The Affiliation Agreement does not limit, eliminate or supersede the statutory and common law requirements for the consummation of any second-step merger or compel the Company’s board of directors or the Special Committee to recommend or approve the Offer or any second-step merger.

34.           Roche omits from its description of Section 4.02 crucial language of Section 4.02 stating that the Investment Banks procedure only comes into play “in the event” that “a favorable vote” of the Company’s minority stockholders on the second-step merger “is not obtained.” This material omission is designed to coerce Genentech minority stockholders into believing that Roche may unilaterally effect a second-step merger if the stockholders do not tender their shares in the Offer.

35.           The phrase “in the event such a favorable vote is not obtained” appears at the conclusion of Section 4.02’s requirement that the merger “receive the favorable vote of a majority of the [minority] shares” and just before Section 4.02(ii).  Its plain meaning requires that a vote must be held in order to determine whether a “favorable vote” has been “obtained.” The process in Section 4.02(ii) only applies “in the event” (i.e., if) a vote has been held but the vote is not favorable.  Roche’s interpretation that Section 4.02(i) and (ii) are entirely independent alternatives and Roche can simply pick (i) “or” (ii) would render the phrase “in the event such a favorable vote is not obtained” meaningless surplusage.

36.           Furthermore, the Offer violates the terms of the Stipulation that Roche signed in September 2008.  As the Stipulation recognized, the requirements of the Affiliation Agreement are in addition to and do not limit or eliminate any statutory or common-law requirements for a business combination with Roche.  Those statutory and common-law requirements include, 8 Del. C. §§ 251, 253 and 262, the duty of loyalty and the obligation of entire fairness.  For the reasons set forth herein, the Offer is inherently coercive and is not entirely fair to Genentech’s minority stockholders.  Notwithstanding Roche’s promise in the Stipulation, Roche has attempted to utilize Section 4.02 to coerce Genentech’s minority stockholders to tender their shares, and to frustrate their rights as minority stockholders of a Delaware corporation.

(2)	Roche Has Made Retributive Threats Designed to Coerce Shareholders to Tender Their Shares in the Offer

37.           As discussed above, Roche has threatened that it will alter its historical behavior and exercise its right to majority control of the Board.  Indeed, Roche indicated in the TO that, in the event that the Majority of the Minority Condition is satisfied, Roche will expand the Board to nineteen members and thereafter fill the additional twelve director positions with Roche designees.  Aside from numerical domination, Roche will control the director nomination process, thus enabling Roche to dictate which “independent” directors are presented for shareholder approval at the Company’s 2009 annual meeting.  Roche’s control will further enable it to directly influence the appointment of the Investment Banks required by Sections 4.01 and 4.02 of the Affiliation Agreement to determine the price at which Roche may acquire the remaining shares of Genentech that it does not own after the offer closes.

38.           Roche has threatened Genentech’s minority shareholders with additional negative financial ramifications from not tendering in the Offer.  First, Roche stated in the TO that, in the event that it does not close the Offer owning more than 90% of the Company’s stock, it may purchase shares in the open market, privately, in a new tender or in a negotiated business combination at a lower price.  Roche has also threatened Genentech’s minority shareholders by stating that consummating the Offer may cause Genentech remaining outstanding shares to become illiquid, deregistered and delisted.

39.           Roche has further threatened to use its controlling position to manipulate the Company’s operating structure when the Offer closes.  Roche stated in the TO that, upon completion of the Offer, it may take a more active role in the management and operation of Genentech, discarding the historically successful policy of Genentech’s independent operations.  Roche has threatened that it may move operations and research facilities, combine Genentech facilities with Roche facilities, cause Genentech to assume indebtedness, and may make any changes in “the Company’s assets, corporate structure, capitalization, operations, properties, policies, management and personnel” that it deems “necessary, appropriate or convenient.” To be sure, as the TO reflects, Roche has repeatedly threatened that in the event a going private transaction is not completed, Roche will not continue the existing relationship with Genentech where it has only limited involvement in the governance and operations of the Company.

40.           These statements amount to unequivocal threats that Genentech’s minority shareholders had better accept the Offer or risk being left with a vastly reduced minority position in a company that will be operated very differently and under the heavy hand of Roche.  Further, as set forth above, Roche cannot guarantee the terms of a second-step merger.  Roche’s “take the Offer or else” statements are retributive and designed to coerce the Company’s minority shareholders into tendering in the Offer.

H. Roche Failed to Disclose Material Information to Genentech Stockholders

(1)	The Offer to Purchase is Incomplete, Misleading and Leaves Substantial Doubt Regarding the Application of the Affiliation Agreement to Subsequent Mergers or Business Combinations

41.           The TO indicates that, in the event the Offer achieves its closing conditions of a majority of the minority tendering, but Roche ends up with less than 90% of Genentech stock, Roche has among its options a merger.  The Affiliation Agreement does not obviate the fiduciary duties of Genentech’s directors or Roche in such a merger, including that the merger be entirely fair to Genentech’s minority shareholders.  The Stipulation provides Roche’s agreement and acknowledgment that mere adherence to the Affiliation Agreement does not mean Roche has fulfilled its duties in a merger, including entire fairness.  The Affiliation Agreement does, however, provide necessary but not sufficient conduct by Roche in a merger.

42.           As discussed above, Roche misstates their obligations even under the minimum standards provided by the Affiliation Agreement.  Roche presents the Section 4.02 mechanism as an “either/or” proposition; that is, Roche can either seek a majority of minority vote or have the price set by two investment banks.  That is misleading and inaccurate.

43.           Under Section 4.02 the investment banker pricing alternative only becomes available if the majority of minority vote is not obtained.  The investment banker pricing alternative is not an independent avenue to affect a merger without first attempting to obtain a majority of the minority vote in favor or a merger proposal.  Roche’s reading of the Affiliation Agreement indicates an intention to end-run one of the protections provided to the minority stockholders.  The misleading statements in the TO should be eliminated and a corrected statement regarding the Affiliation Agreement should be added.

44.           The TO is also misleadingly inaccurate as to what will happen if Roche obtains 90% of Genentech.  The TO states that the remaining stockholders would be cashed out at the $86.50 per share Offer price in a short-form merger under Section 4.02 of the Affiliation Agreement.  The merger procedure under Section 4.02 of the Affiliation Agreement applies to all mergers.  Thus, the short-form procedure prescribed in Section 253 cannot be accomplished through Roche’s unilateral action without first complying with the Section 4.02 process requirements.  As such, Roche’s stated intention to proceed with a short-form merger under Section 253 is either (i) false or materially misleading or (ii) indicates Roche’s intention to violate the Affiliation Agreement.  A corrective disclosure is necessary.

(2)	The Disclosures of Valuation Materials and Financial Projections are Partial and Hence Misleading

45.           In connection with the Offer, Roche attached a self-serving, lowball valuation prepared by Roche’s financial advisor, Greenhill Partners (“Greenhill”) dated February 7, 2009,

for the purpose of justifying Roche’s lowered $86.50 per share offer.  Discussed in the TO, but not disclosed, are a presentation by Genentech’s financial advisor, Goldman Sachs & Co. (“Goldman Sachs”), dated December 12, 2008 made to Roche and Greenhill; Greenhill’s January 15, 2009 response; and the Special Committee’s January 21, 2009 response.  Each of these presentations is discussed in the Offer in summary fashion, but the original documents have been withheld.  Roche had failed to provide full and fair disclosures to the Genentech stockholders, and the Genentech stockholders should be allowed, under these circumstances, to consider those presentations in their entirety for themselves before making a decision on the Offer, particularly where only Roche’s bought-and-paid-for valuation materials have, thus far, been presented to stockholders, which do not include a fairness opinion.

46.           Likewise, the TO includes summaries and/or descriptions of various Genentech plans, financial models and budgets.  Each of the November 2008 Financial Model, June 2007 Long Range Plan, December 2007 Long Range Plan, proposed December 2008 Long Range Plan and December 2008 budget should be disclosed in full so that stockholders may have the opportunity to make a fully informed decision on the fairness of the $86.50 per share offer price.  These Plans and Models are the bases for valuations performed both by Greenhill and Goldman Sachs on behalf of Roche and Genentech, respectively.  The documents are readily available and easily provided to stockholders.

(3)	Roche’s Internal Views on Genentech’s Business Prospects and Product Pipeline are Material

47.           Roche, in the Schedule TO, states that its purpose in seeking full ownership of the Company is “to improve operational efficiency while at the same time enhancing the combined organization’s ability to discover, develop and commercialize new medicines.” Roche further stated that it believed “that full ownership of the Company would allow the Roche Group to improve operational efficiency by reducing complexity, eliminating duplication and increasing scale across its entire organization.”

48.           At the same time, Roche’s negotiation posture has been to downplay the likelihood of success for key value drivers in Genentech’s pipeline.  Indeed, as recently as January 15, 2009, Greenhill provided Goldman Sachs with its disagreements about Genentech’s financial assumptions including with respect to annual price increases and pipeline productivity.  Despite their position that the Company’s current forecasts are unrealistically aggressive, Roche is willing, in the current economic environment, to seek out and commit to financing for a $42.1 billion transaction.  It is incredible that willingness comes merely from a desire to extract “operational efficiencies” by a going-private transaction.  As a controlling stockholder of Genentech, with three designees on the Company’s Board, Roche has unique access to Genentech’s business and product prospects.  As a controlling stockholder in a tender offer, Roche has heightened obligations of disclosure.  In the Schedule TO [pp. 19-21], Roche makes several statements outlining its disagreements with and discounting of Genentech’s November 2008 Financial Model.  Having made these on Genentech’s most current financial model, Roche has started down the road to partial disclosure, and thus should be obligated to disclose its internal projection cases related to Genentech’s business forecast and product pipeline.

COUNT IV

(Against all Defendants)
Interpretation and Enforcement of the Affiliation Agreement

49.           Co-Lead Plaintiffs repeat and reallege the foregoing paragraphs as if fully set forth herein.

50.           Section 4.02(i) of the Affiliation Agreement states that a business combination between Roche and Genentech may be approved by a majority of the votes cast at a meeting representing shares that are not owned by Roche.  However, that Minority Vote Provision states that no person or group may cast more than 5% of the votes cast at such meeting.

51.           The Minority Vote Provision of Section 4.02 is invalid because it conflicts with 8 Del. C. §212(a) and Genentech’s by-laws, which provide that each stockholder shall be entitled to one vote for each share of stock unless the certificate of incorporation provides otherwise.  The Restated Certificate does not contain any limitation on the voting rights of stockholders.

52.           The Minority Vote Provision requires that a stockholder meeting of Genentech’s minority stockholders be held, that a vote of those stockholders be taken, and that a determination be made whether any merger has received the favorable vote of a majority of the minority shares.

53.           A necessary predicate to Section 4.02(ii) of the Affiliation Agreement is the requirement of a stockholders’ meeting, a vote, and the failure to obtain a favorable vote of a majority of the outstanding minority shares.  If the Minority Vote Provision has not been satisfied, Section 4.02(ii) purports to permit the price in a merger between Roche and Genentech to be determined by two investment banks appointed by the Independent Directors.  This procedure is invalid under the DGCL and Delaware law, which require that the board determine the merger price.

54.           The process prescribed in Section 4.02 of the Affiliation Agreement precludes Roche from unilaterally effecting a short-form merger pursuant to Section 253 without the required process.

55.           Pursuant to 8 Del. C. § 111, Co-Lead Plaintiffs seek a determination of the meaning of Section 4.02 of the Affiliation Agreement, as set forth above, including that Section

4.02 precludes Roche from conducting a second-step merger pursuant to Section 253 unilaterally without the required process.

56.           Co-Lead Plaintiffs further seek a determination that the Offer and any second-step merger are subject to entire fairness review.

COUNT V

(Against Roche and the Roche Designees)
Breaches of Fiduciary Duties

57.           Co-Lead Plaintiffs repeat and reallege the foregoing paragraphs as if fully set forth herein.

58.           Roche and the Roche Designees have violated their fiduciary duties of good faith and loyalty owed to Genentech’s minority stockholders by commencing the Offer, which is coercive and would result in a transaction that is not entirely fair to Genentech’s minority stockholders.

59.           Because Roche’s Offer and proposed second-step merger is subject to contractual terms that require “dealing,” including a stockholders’ meeting, a minority stockholder vote, action by Genentech directors to select investment bankers and price terms based on those bankers’ opinions, the transaction implicates the entire fairness standard.

60.           As a result of the actions by Roche and the Roche Designees, should the Offer close, Co-Lead Plaintiffs and the Class will suffer irreparable injury including, but not limited to, the unlawful deprivation of their valuable equity ownership in Genentech.

61.           Unless enjoined by the Court, Roche and the Roche Designees will continue to breach the fiduciary duties owed to Plaintiff and the Class including, but not limited to, coercing Co-Lead Plaintiffs and the Class to acquiesce to the Offer.

62.           Co-Lead Plaintiffs have no adequate remedy at law.

COUNT VI

(Against Roche and the Roche Designees)
Breaches of Fiduciary Duties

63.           Co-Lead Plaintiffs repeat and reallege the foregoing paragraphs as if fully set forth herein.

64.           Roche and the Roche Designees have violated their fiduciary duties owed to Genentech’s minority stockholders by failing to disclose in the TO all material information, or to otherwise ensure that the statements made in the TO are not materially misleading.

65.           As a result of the actions by Roche and the Roche Designees, Co-Lead Plaintiffs and the Class will suffer irreparable injury including, but not limited to, the unlawful deprivation of their valuable equity ownership in Genentech.

66.           Unless enjoined by the Court, Roche and the Roche Designees will continue to breach the fiduciary duties owed to Plaintiff and the Class including, but not limited to, coercing Co-Lead Plaintiffs and the Class to acquiesce to the Offer.

67.           Co-Lead Plaintiffs have no adequate remedy at law.

WHEREFORE, Co-Lead Plaintiffs demand judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against defendants as follows:

A.           Declaring that this action is properly maintainable as a class action;

B.           Interpreting, applying and enforcing Section 4.02 of the Affiliation Agreement;

C.           Declaring that Section 4.02 of the Affiliation Agreement prevents Roche from consummating a Section 253 short-form merger unilaterally without the contractually required process;

D.           Declaring that Roche’s going-private plan is subject to entire fairness scrutiny;

E.           Enjoining Roche and the Roche Designees from proceeding with its going-private plan unless and until it complies with the Affiliation Agreement, and proposes a transaction whose structure and terms are entirely fair to Genentech’s minority stockholders and not coercive;

F.           Enjoining Roche and the Roche Designees from proceeding with the Offer unless and until full and accurate disclosures are made to Genentech’s minority stockholders;

G.           Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of stockholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

H.           Awarding Co-Lead Plaintiffs and the Class appropriate damages plus pre- and post-judgment interest;

I.           Awarding Co-Lead Plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

J.           Granting such other and further relief as this Court may deem just and proper.

CHIMICLES & TIKELLIS LLP

/s/ A. Zachary Naylor
Pamela S. Tikellis (#2172)
Robert J. Kriner, Jr. (#2546)
A. Zachary Naylor (#4439)
Tiffany J. Cramer (#4998)
One Rodney Square
P.O. Box 1035
Wilmington, DE 19899
Phone: (302) 656-2500
Fax: (302) 656-9053

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP
Marc A. Topaz
Lee D. Rudy
Michael Wagner
James H. Miller
280 King of Prussia Road
Radnor, PA 19087
Phone: (610) 667-7706
Fax: (610) 667-7056

GRANT & EISENHOFER P.A.
Jay W. Eisenhofer (#2864)
Michael J. Barry (#4368)
1201 N. Market Street
Wilmington, DE 19801
Phone: (302) 622-7000
Fax: (302) 622-7100

Co-Lead Counsel for Co-Lead Plaintiffs
Of Counsel:

BARRACK, RODOS & BACINE
3300 Two Commerce Square
2001 Market Street,
Philadelphia, Pennsylvania 19130

COHEN, MILSTEIN, HAUSFELD
& TOLL, PLLC
1100 New York Avenue NW
Washington, DC 20005

KOHN SWIFT & GRAF, PC
One South Broad Street
Suite 2100
Philadelphia, Pennsylvania 19107

PRICKETT, JONES & ELLIOTT, P.A.
1310 N. King Street
Wilmington, Delaware 19801

RIGRODSKY & LONG, P.A.
919 N. Market Street, Suite 980

Wilmington, DE 19801

SCOTT & SCOTT LLP
29 W. 57th Street
New York, New York 10019

WOLF HALDENSTEIN ADLER FREEMAN
& HERZ LLP
270 Madison Avenue
New York, New York 10016

Plaintiffs’ Committee of the Whole

DATED: February 19, 2009